UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)* FRAC WATER SYSTEMS, INC.
(Name of Issuer) Common Stock, $0.0001 par value per share
(Title of Class of Securities) 35169E 102
(CUSIP Number)

Nadine C. Smith
1266 1st Street, Suite 4
Sarasota, FL 34236
Phone: (941) 330-6404

With a copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022
Phone: (212) 400-6900
Facsimile: (212) 400-6901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 10, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 35169E 102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nadine C. Smith
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 46.5%(1)
14.	Type of Reporting Person IN

(1)	Based on 43,000,000 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Frac Water Systems, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1266 1st Street, Suite 4, Sarasota, FL 34236.

Item 2. Identity and Background

(a)           This Statement is filed by Nadine C. Smith (the “Reporting Person”).  By her signature on this Statement, the Reporting Person agrees that this Statement is filed on her behalf.   The Reporting Person is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the “Exchange Act”), on her own behalf and not on behalf of any other party.  Information with respect to the Reporting Person is given solely by the Reporting Person.

(b)           The Reporting Person’s business address is c/o Frac Water Systems, Inc., 1266 1st Street, Suite 4, Sarasota, FL 34236.

(c)           The Reporting Person’s present principal occupation is as Chairman, Chief Executive Officer and President of the Issuer.

(d)           The Reporting Person has not within the last five years been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the Reporting Person’s engagement as the Issuer’s Chairman, Chief Executive Officer and President on October 10, 2013, the Reporting Person purchased 20,000,000 shares of the Issuer’s Common Stock (the “Purchased Shares”) for an aggregate purchase price of $200,000.  As a result, the Reporting Person acquired approximately 46.5% of the Issuer’s common equity.  The source of the funds used to purchase the Purchased Shares was personal funds.

Item 4. Purpose of Transaction

Reference is made to the disclosure set forth under Item 3 above, which disclosure is incorporated herein by reference.

The Reporting Person currently has no plans or proposals which relate to or would result in any of the items set forth in (a) – (j) below.  However, in connection with her services as Chairman, Chief Executive Officer and President of the Issuer, the Reporting Person may consider opportunities deemed to be in the best interest of the Issuer and its shareholders.

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b)  See Items 7 through 13 of the cover pages.  Except as described in this Statement, the Reporting Person does not have any equity or other ownership interest in the Issuer.

(c)           Other than as described in Items 3 and 4 above, there have been no other transactions in the Common Stock that were effected during the past sixty (60) days by the Reporting Person.

(d)           The Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  None of the shares of Common Stock beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013	/s/ Nadine C. Smith
Nadine C. Smith